OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ION MEDIA NETWORKS, INC.
(Name of Issuer)
Class A Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
46205A103
(CUSIP Number)
Daniel Lampert, Esq.
200 South Biscayne Boulevard, Suite 1000
Miami, Florida 33131
305-755-9500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 26, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46205A103

1	NAMES OF REPORTING PERSONS: Steven Robert Zeiger

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,704,964

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,704,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,704,964

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	46205A103

1	NAMES OF REPORTING PERSONS: Nancy Ann Zeiger

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,704,964

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,704,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,704,964

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security And Issuer.
This Schedule 13D relates to the Class A common stock, par value $0.001 per share (“Class A Common Stock”) of ION Media Networks, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 601 Clearwater Park Road, West Palm Beach, FL 33401.
Item 2. Identity And Background.
(a)	Steven Robert Zeiger and Nancy Ann Zeiger, his wife (the “Reporting Persons”)[1]

(b)	14898 Palmwood Road

Palm Beach Gardens, Florida 33401

(c)	Mr. Zeiger is a business owner and chief executive of:

Zeiger Crane Rentals 4545 West 45th Street West Palm Beach, Florida 33407

Mrs. Zeiger is a housewife

(d)	and (e) None

(f)	USA
Item 3. Source and Amount of Funds or Other Consideration.
The subject shares of Class A Common Stock were acquired from time to time over a two-year period in open market transactions through securities accounts at an NASD member firm, with personal funds. Any transactions involving the subject shares of Class A Common Stock were effected in the ordinary course of business with the member firm or other unaffiliated financial institutions, in accordance with applicable federal regulations and self-regulatory organization rules.
Item 4. Purpose Of Transaction.
The Reporting Persons acquired the subject shares of Class A Common Stock for investment purposes and do not have any present plans or proposals that relate to or that could result in any of the actions specified in clauses (a) through (j) of Item 4 on Schedule 13D. The Reporting Persons are aware of the January 17, 2007 proposal put forth by NBC Universal, Inc. and Citadel Limited Partnership, as amended and modified to date and disclosed in public filings (most

[1]	The subject shares of Class A Common Stock are directly owned by the Reporting Persons as joint tenants; except that 55,000 shares of the subject Class A Common Stock are beneficially owned by the Reporting Persons in an account in the name of Atlantic Leasing, Inc., a Florida corporation jointly owned by the Reporting Persons.

recently on April 11, 2007), and the Reporting Persons intend to recommend to the Board of Directors of the Issuer that they accept such modified proposal and enter into and perform definitive agreements with NBC Universal, Inc. and Citadel Limited Partnership for that purpose. The Reporting Persons reserve the right purchase additional shares of Class A Common Stock or other securities of the Issuer and to sell shares of Class A Common Stock or other securities of the Issuer owned by the Reporting Persons.
Item 5. Interest In Securities Of The Issuer.

(a)	Number of Shares	Percentage of Class
	3,704,964	5.7%[2]
(b)	Shared Power to Vote or Direct Vote: 3,704,964

Shared Power to Dispose or Direct the Disposition: 3,704,964
(c)	The table attached hereto as Schedule A sets forth the transactions in the Class A Common Stock effected by the Reporting Persons during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.
None.
Item 7. Material To Be Filed As Exhibits

Exhibit	Description
99.1	Joint Filing Agreement dated as of April 18, 2007, by and between Steven Robert Zeiger and Nancy Ann Zeiger.

[2]	See footnote 1 above.

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

April 18, 2007	/s/ Steven Robert Zeiger
Steven Robert Zeiger

/s/ Nancy Ann Zeiger
Nancy Ann Zeiger

Schedule A

Settlement Date	Transaction Type	Event Quantity	Share Price	Event Amount
4/9/2007	Buy - FBSI	60000	$1.31	$78,600.00
4/10/2007	Buy - FBSI	4250	$1.30	$5,525.00
4/10/2007	Buy - FBSI	140000	$1.31	$183,400.00
4/11/2007	Buy - FBSI	30000	$1.31	$39,300.00
4/11/2007	Buy - FBSI	40000	$1.30	$52,000.00
4/12/2007	Buy - FBSI	9800	$1.31	$12,838.00
4/12/2007	Buy - FBSI	0998	$1.30	$40,297.40
4/16/2007	Buy - FBSI	1000	$1.29	$1,290.00
4/16/2007	Buy - FBSI	10000	$1.30	$13,000.00
4/17/2007	Buy - FBSI	12900	$1.25	$16,125.00
4/17/2007	Sell - FBSI	-300	$1.29	$386.99
4/17/2007	Sell - FBSI	-10000	$1.27	$12,699.78
4/17/2007	Sell - FBSI	-132950	$1.28	$170,173.26
4/18/2007	Sell - FBSI	-50000	$1.28	$64,039.01
4/18/2007	Sell - FBSI	-20000	$1.29	$25,799.56
4/18/2007	Sell - FBSI	-30000	$1.28	$38,399.31
4/18/2007	Sell - FBSI	-33600	$1.30	$43,679.31
4/20/2007	Buy - FBSI	10000	$1.28	$12,800.00
4/20/2007	Sell - FBSI	-2300	$1.31	$3,012.94
4/20/2007	Sell - FBSI	-21800	$1.29	$28,121.51
4/20/2007	Sell - FBSI	-55000	$1.28	$70,398.91
4/20/2007	Sell - FBSI	-140000	$1.28	$179,197.14
4/20/2007	Buy - FBSI	10000	$1.27	$12,700.00
4/20/2007	Buy - FBSI	10000	$1.26	$12,600.00